Pricing Supplement dated November 24, 2008
           to the Product Prospectus Supplement dated January 7, 2008, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]                     $302,000

                                 Royal Bank of Canada
                                 Principal Protected Bullish Barrier Notes, due May 28, 2010


     Royal Bank of Canada is offering the principal protected notes whose return is linked to the performance of the Reference Asset described below, which may be described in greater detail in the reference asset supplement attached to the product prospectus supplement as Annex A (the "reference asset supplement"). The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated January 7, 2008, describe terms that will apply generally to the principal protected notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.

Issuer:                 Royal Bank of Canada ("Royal Bank").

Issue:                  Senior Global Medium-Term Notes, Series C

Underwriter:            RBC Capital Markets Corporation

Interest rate           We will not pay you interest during the term of the
(coupon):               notes.

Principal Protection:   100%

Reference Asset:        iShares(R) Russell 2000 Index Fund (the "ETF")

Incorporated risk       The notes are subject to the risks set forth under the
factors:                heading "General Risks" in the product prospectus
                        supplement. In addition to those General Risks, the notes are also subject to the risks described in the product prospectus supplement on PS-5 in the section entitled "Risks Specific To Notes Linked To The
                        Performance Of An Equity Security, An ETF, An Equity
                        Index Or A Basket Of Equity Securities, Equity Indices
                        Or ETFs." As the return on the notes is capped (i.e., subject to a barrier), see also the risks described in the product prospectus supplement on page PS-11 in the section entitled "Risks Specific To Notes Which Are
                        Capped, Callable Or Redeemable."

Initial Valuation       November 24, 2008
Date:

Issue date:             November 28, 2008

Maturity date:          May 28, 2010

Term: The term of your notes is approximately eighteen (18) months

Reference Asset         The Reference Asset Performance of the Notes is
Performance:            calculated using the bullish formula described in the
                        product prospectus supplement.

Payment at Maturity:    If, (a) on any trading day during the term of the note,
                        the Reference Asset has closed above the Upper Barrier, or (b) at maturity, the Final Reference Price is less than or equal to the Initial Reference Price, then the investor will receive, at maturity, the original amount invested (the "Principal Amount") only.

                        If, at maturity, the Final Reference Price is greater than the Initial Reference Price, and, during the term of the note, the Reference Asset has never closed above the Upper Barrier, then, at maturity, the investor will receive:

                        Principal Amount + (Principal Amount x Reference Asset Performance)

Participation Rate:     100%, subject to the barrier described herein.

Initial Reference       43.50
Price:

Upper Barrier:          54.38, (125% multiplied by the Initial Reference Price).

Special features of     The Notes are subject to an Upper Barrier, which is 125%
the notes:              multiplied by the Initial Reference Price. The return on
                        the notes is therefore capped at 125% multiplied by the Principal Amount. If, during the term of the Notes, the closing price of the Reference Asset is greater than the Upper Barrier, then, at maturity, the investor will not receive any interest on the note but, rather, receive only the principal amount invested. See the section
                        "Certain Features of the Notes" beginning on Page PS-25 in the product prospectus supplement.

U.S. tax treatment      We intend to treat the notes as subject to the special
                        rules applicable to contingent payment debt obligations for U.S. federal income tax purposes. In accordance with these rules, you will be required to accrue interest income in accordance with the comparable yield and projected payment schedule for your notes. You should call RBC Capital Markets toll free at (866) 609-6009 to obtain this information. For a detailed discussion of the tax consequences of owning and disposing of your notes, please see the discussion under "Supplemental
                        Discussion of Federal Income Taxes" in the accompanying product supplement, "Certain Income Tax Consequences" in the accompanying prospectus supplement, and "Tax
                        Consequences" in the accompanying prospectus. You should consult your tax advisor about your own tax situation.

Minimum                 $1,000 (except for certain non-U.S. investors for whom
Investment:             the minimum investment will be higher)

Denomination:           $1,000 (except for certain non-U.S. investors for whom
                        the denomination will be higher)

Final Valuation Date:   May 25, 2010, subject to extension for market and other
                        disruptions.

Determination of        The Final Reference Price of the Reference Asset on any
Final Reference         trading day will equal the official closing price of the
Price:                  iShares(R) Russell 2000 Index Fund or any successor ETF
                        thereto (as described in the product prospectus supplement) published following the regular official weekday close of trading for such ETF on that trading day. In certain circumstances, the Final Reference Price for the Reference Asset will be based on an alternate calculation of the iShares(R) Russell 2000 Index Fund described under "Unavailability of the Reference Price on a Valuation Date -- Reference Asset Consisting of an
                        Equity Securities Index" in the product prospectus supplement.

Clearance and           DTC global (including through its indirect participants
Settlement:             Euroclear and Clearstream, Luxembourg as described under
                        "Description of Debt Securities -- Ownership and
                        Book-Entry Issuance" in the accompanying prospectus).

Currency:               U.S. dollars.

Listing: The notes will not be listed on any securities exchange or quotation system.

CUSIP:                  78008GUZ3

Calculation agent:      The Bank of New York.

Terms Incorporated      All of the terms appearing above the item captioned
In the Master Note:     "Listing" on the cover page of this pricing supplement
                        and the terms appearing under the caption "Additional
                        Terms of the Principal Protected Notes" in the product prospectus supplement dated January 7, 2008, with respect to principal protected notes.

Your investment in the notes involves certain risks. See "Additional Risk Factors Specific to Your Notes" beginning on page PS-1 of the product supplement to read about investment risks relating to the principal protected notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement. Any representation to the contrary is a criminal offense.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100%             $302,000
Underwriting discounts and commission.................................................     1.50%            $4,530
Proceeds to Royal Bank................................................................     98.50%           $297,470


RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $15.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $15.00 per $1,000 principal amount note. The price of the notes also included a profit of $7.50 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. The total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada was $22.50 per $1,000 principal amount note.

We may use this pricing supplement in the initial sale of a principal protected note. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in a principal protected note after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                             ADDITIONAL RISK FACTORS

Market Risk

Amounts payable on the Notes will depend on (i) the Reference Asset Performance and (ii) whether the price of the Reference Asset has closed above the Upper Barrier at any time during the term of the Notes. As a result, the market value of the Notes at any time during the term of the Notes will depend on the factors outlined in the "General Risks" section of the product prospectus supplement and in particular, on (i) the then current Reference Asset price, (ii) the expected volatility of the Reference Asset and (iii) the historical performance of the Reference Asset from the beginning of the Issuance Date. AT MATURITY, YOU WILL ONLY RECEIVE YOUR PRINCIPAL AMOUNT INVESTED IF THE REFERENCE ASSET PRICE CLOSED ABOVE THE UPPER BARRIER ON ANY DATE PRIOR TO OR ON THE FINAL VALUATION DATE.


                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the accompanying product prospectus supplement and reference asset supplement, dated January 7, 2008, the accompanying prospectus, dated January 5, 2007 and the accompanying prospectus supplement, dated February 28, 2007. The information in the accompanying product supplement, prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. You should carefully consider, among other things, the matters set forth under "Additional Risk Factors" in the product prospectus supplement and the matters set forth under "Risk Factors" in the prospectus supplement dated February 28, 2007 as the principal protected notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the principal protected notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm

o    Product Prospectus Supplement dated January 7, 2008:
     http://www.sec.gov/Archives/edgar/data/1000275/000121465907002242/
     f101871424b3.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              Hypothetical Returns


The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual market prices of the reference asset. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the final reference price relative to the initial reference price. We cannot predict the performance of the reference asset. All examples assume that a holder has purchased the Notes with an aggregate Principal Amount of $1,000, an Upper Barrier of 125% of the Initial ETF Price and that no extraordinary event has occurred.


Example 1--  Calculation of the payment at maturity where the ETF is greater than its Initial Reference Price but less than the Upper Barrier, and at no time has the ETF closed above the Upper Barrier.
             Percentage Change:         15%
             Payment at Maturity        $1,000 + ($1,000 x 15%) = $1,000 + $150
                                        = $1,150
             On a $1,000 investment, a 15% percentage change results in a payment at maturity of $1,150, a 15% return on the Notes.


Example 2--  Calculation of the payment at maturity where the ETF has, during the term of the note, closed above the Upper Barrier.
             Percentage Change:         30% (and closed above the Upper Barrier
                                        during the term of the note)
             Payment at Maturity        $1,000 + ($1,000 x 30%) = $1,000 + $300
                                        = $1,300; but because, during the term
                                        of the Note, the ETF closed above the
                                        Upper Barrier, the Payment at Maturity
                                        will be limited to the Principal Amount.
             On a $1,000 investment, when the Barrier has been crossed, a 30% percentage change results in a payment at maturity of $1,000, a 0% return on the Notes.


Example 3--  Calculation of the payment at maturity where the Percentage Change is less than zero.
             Percentage Change:         -2%
             Payment at Maturity        $1,000 + ($1,000 x -2%) = $1,000 -$20 =
                                        $980; but the Payment at Maturity cannot be less than zero; therefore, the Payment at Maturity will be equal to the Principal Amount.
             On a $1,000 investment, a -2% percentage change results in a payment at maturity of $1,000, a 0% return on the Notes.

                               The Reference Asset

Unless otherwise stated, all information contained herein on the iShares(R) Russell 2000 Index Fund (the "Fund" or the "reference asset") is derived from publicly available sources and is provided for informational purposes only. We do not assume any responsibility for the accuracy or completeness of such information. "iShares(R)" is a registered trademark of Barclays Global Investors, N.A., which has not licensed Royal Bank, its subsidiaries or its affiliates with regards to such information.

According to its publicly available documents, the reference asset is intended to correspond generally to the price and yield performance, before fees and expenses, of the Russell 2000(R) Index. The Russell 2000 Index measures the small-capitalization sector of the U.S. equity market. It is a subset of the Russell 3000 Index, is capitalization-weighted and consists of the 2000 smallest companies in the Russell 3000 Index. Component companies are adjusted for available float and must meet objective criteria for inclusion to the Index. Reconstitution is annual.

Investors should keep in mind that an index is a theoretical financial calculation, while a fund is an actual investment portfolio. The performance of a fund and its underlying index may vary somewhat due to transaction costs, foreign currency valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances.

The investment adviser for the Fund is Barclays Global Fund Advisors ("BGFA"), a wholly-owned subsidiary of Barclays Global Investors, N.A. ("BGI"). BGFA has overall responsibility for the general management and administration of the iShares(R) Trust. BGFA provides an investment program for each fund under the Trust and manages the investments of its assets. BGFA uses teams of portfolio managers, investment strategists and other investment specialists. BGFA also arranges for transfer agency, custody, fund administration and all other non-distribution related services necessary for the Fund to operate. Under an investment advisory agreement, BGFA is responsible for all expenses of the Trust, including the cost of the transfer agency, custody, fund administration, legal, audit and other services, except interest expense and taxes, brokerage expenses, distribution fees or expenses, and extraordinary expenses.

BGFA uses a representative sampling strategy for the Fund, according to which it invests in a representative sample of stocks underlying the reference asset, which have a similar investment profile as the reference asset. Stocks selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return on variability, earnings valuation and yield) and liquidity measures similar to those of the reference asset. BGFA expects that, over time, the correlation between each Fund's performance and that of the reference asset, before fees and expenses, will be 95% or better.

The shares of the reference asset are registered under the Securities Exchange Act of 1934 (the "Exchange Act"). Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the Securities and Exchange Commission. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information provided to or filed with the SEC by the Fund pursuant to the Exchange Act can be located by reference to SEC file number 001-15897.

In addition, information regarding the reference asset may be obtained from other sources including, but not limited to, www.ishares.com, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these sources. Information about the Underlying Index can be found at www.russell.com.

                             Historical Information


The graph below set forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing price of the Reference Asset. The information provided in this table is for the four calendar quarters of 2005, 2006, 2007, the first, second and third quarter of 2008, as well as for the period from October 1, 2008 through November 24, 2008.

We obtained the information regarding the historical performance of the Reference Asset in the charts below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the market price of the Reference Asset on the Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

                         iShares Russell 2000 Index Fund
                                    (00 - 08)
                                 [CHART OMITTED]



                                                                                                  Period-End
                                               High Intra-Day          Low Intra-Day           Closing Price of
   Period-Start          Period-End             Price of the            Price of the            the Reference
       Date                 Date              Reference Asset         Reference Asset               Asset
       ----                 ----              ---------------         ---------------               -----
     1/1/2005             3/31/2005                65.21                   59.925                   61.075
     4/1/2005             6/30/2005                64.65                   56.495                   63.7
     7/1/2005             9/30/2005                68.52                   63.44                    66.39
    10/1/2005            12/30/2005                69.16                   61.05                    66.72

     1/1/2006             3/31/2006                76.24                   66.05                    75.97
     4/1/2006             6/30/2006                78.02                   66.55                    71.73
     7/1/2006             9/29/2006                73.57                   66.35                    72
    10/1/2006            12/29/2006                79.76                   70.68                    78.03

     1/1/2007             3/31/2007                82.49                   75.15                    79.51
     4/1/2007             6/30/2007                85.17                   79.15                    82.96
     7/1/2007             9/30/2007                85.74                   73.24                    80.04
    10/1/2007            12/31/2007                84.89                   72.99                    75.92

     1/1/2008             3/31/2008                76.5                    64.1                     68.29
     4/1/2008             6/30/2008                76.23                   68.23                    69.05
     7/1/2008             9/30/2008                86.05                   64.52                    68
    10/1/2008            11/24/2008                67.35                   37.12                    43.50


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                       Specific Investment Considerations

The notes are intended to be held to maturity. Your principal is only protected (to the extent specified on the front cover of this pricing supplement) if you hold the note until maturity. If you sell your notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your notes sold and may incur a substantial loss. There may be little or no secondary market for the notes. In addition, the price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

You may not realize a gain on the note. If the Reference Asset closes above the Upper Barrier on any date during the term of the note, the payment at maturity with respect to each note will be limited to the principal amount. This will be true, even where the final Reference Asset price closes between the Upper Barrier and Initial Reference Price on the Final Valuation Date. The notes are intended to be held to maturity.

The Upper Barrier limits your potential return. The appreciation potential of the Notes is limited to the Upper Barrier of 125%, regardless of the performance of the Reference Asset. In fact, if the Reference Asset performs so well that it closes at a price above the Upper Barrier on any day prior to and including the Final Valuation Date, you will receive only the principal amount of your Notes at maturity.

The notes are unsecured. The notes are solely the unsecured obligations of Royal Bank. An investment in the notes does not constitute a deposit and neither the notes nor your investment in the notes are insured by the Canada Deposit Insurance Corporation, the Federal Deposit Insurance Corporation or any other private or governmental agency. The business and affairs of Royal Bank may affect the market value of your Notes.

Potential conflicts of interest. We and our affiliates expect to engage in trading activities related to the Reference Assets that may present a conflict between the holders' interest in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities could influence the price of the Reference Assets and, therefore, the market value of the notes.

Insurance companies, employee benefit plans and non-U.S. holders. Any insurance company or fiduciary of a pension plan or other employee benefit plan or any non-U.S. holder of the notes should consult with its own advisors to determine whether an investment in the notes is suitable for you. Non-U.S. holders are subject to particular risks that are not described in the product supplement.


                        Supplemental Plan of Distribution

     We expect that delivery of the Notes will be made against payment for the Notes on or about November 28, 2008, which is the third business day following the Initial Valuation Date (this settlement cycle being referred to as "T+3"). See "Supplemental Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.



                                    $302,000


                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

                    Principal Protected Bullish Barrier Notes










                                November 24, 2008